Exhibit 99.2

AMENDED AND RESTATED

WARRANT AGREEMENT

between

DANAOS CORPORATION

and

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

Dated as of May 10, 2011

Warrants to Purchase Shares of Common Stock

AMENDED AND RESTATED WARRANT AGREEMENT

THIS AMENDED AND RESTATED WARRANT AGREEMENT, dated as of May 10, 2011, is entered into between DANAOS CORPORATION, a Marshall Islands corporation (the “Company”), and AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC, as warrant agent (the “Warrant Agent”).

RECITALS

A.                                   The Company and the Warrant Agent entered into the Warrant Agreement (the “Original Warrant Agreement”), dated as of March 2, 2011, providing for the issuance of up to 15,000,000 Warrants to purchase shares of the Common Stock, par value U.S.$0.01 per share, at an initial exercise price of U.S.$6.00 per share (subject to adjustment).

B.                                     The Warrants were to be issued pursuant to the Restructuring Agreement (as defined below), dated January 24, 2011, with respect to a number of the Company’s facility agreements and swap arrangements.

C.                                     The Company and the Warrant Agent wish to amend and restate the Original Warrant Agreement to reflect the adjustment of the exercise price to U.S.$7.00 per share (subject to further adjustment) since the conditions precedent to such adjustment, stipulated in the Original Warrant Agreement, have been satisfied and to correct certain references in the Original Warrant Agreement.

D.                                    The Company desires the Warrant Agent to continue to act on behalf of the Company, and the Warrant Agent is willing to continue to act on behalf of the Company, in connection with the issuance of the Warrants and the other matters provided herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

“Additional Common Stock” shall mean all Common Stock issued or issuable by the Company after the date of the Original Warrant Agreement, other than the Warrant Shares.

“Affiliate” shall mean, as to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control of such Person.  For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agreement” shall mean this Amended and Restated Warrant Agreement, as the same may be further amended, modified or supplemented from time to time.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which the New York Stock Exchange in New York, New York is closed.

“Capital Stock” of any Person shall mean any and all shares, interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such Person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such Person.

“Common Stock” shall mean (i) the common stock, par value U.S.$0.01 per share, of the Company, as constituted on the original issuance of the Warrants, (ii) any Capital Stock into which such Common Stock may thereafter be changed, and (iii) any other security issued to holders of such Common Stock upon any reclassification thereof.

“Company” shall mean the company identified in the preamble hereof and its successors and assigns.

“Company Order” shall mean a written request or order signed in the name of the Company by its Chairman of the Board, its Chief Executive Officer, its President, any Vice President, its Chief Operating Officer, its Chief Financial Officer and by its Treasurer, any Assistant Treasurer its Secretary or any Assistant Secretary, and delivered to the Warrant Agent.

“Continuing Directors” shall mean, as of any date of determination, any member of the Board of Directors of the Company who:

(1)          was a member of such Board of Directors on the date of the Original Warrant Agreement; or

(2)          was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Corporate Agency Office” shall mean an office maintained by the Warrant Agent in the United States of America, where Warrant Certificates may be surrendered for registration of transfer or exchange, where Warrant Certificates may be surrendered for exercise of Warrants evidenced thereby and where instructions relating to the registration of transfer or exchange may be sent where Warrants are not evidenced by Warrant Certificates, which office is located at 6201 15th Avenue, Brooklyn, NY 11219, on the date hereof.  The Warrant Agent will give prompt written notice to the Company of any change in the location of such office.

“Countersigning Agent” shall mean any Person authorized by the Warrant Agent to act on behalf of the Warrant Agent to countersign Warrant Certificates.

“Current Market Price” of the shares of Common Stock or other capital stock or similar equity interests on any date shall mean the closing sale price per share (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal U.S. securities exchange on which shares of Common Stock or such other capital stock or similar equity interests are traded.  In the absence of such a quotation, the Board of Directors of the Company shall be entitled to determine in good faith the Current Market Price on such basis as it considers appropriate, including, without limitation, recent bona fide sale prices and bid ask prices for the Common Stock in private transactions negotiated at arm’s length.  The Current Market Price shall be determined without reference to extended or after hours trading.

“Date of Determination” shall have the meaning given in Section 3.2(d) hereof.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exercise Price” shall mean the exercise price per Warrant Share, set at U.S.$7.00, subject to adjustment as provided in Section 6.1.

“Expiration Date” shall mean January 31, 2019, or such earlier date as determined in accordance with Article 5.

“Fair Market Value” shall have the meaning given in Section 3.2(d) hereof.

“Holder” or “Warrantholder” shall have the meaning given in Section 2.5(a) hereof.

“Initial Exercise Date” shall mean the respective date of issue of each Warrant.

“Notification Event” shall mean any of the following:

(i)                                     a change in control,  which shall mean the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company taken as a whole to any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act)); provided, however, that multi-year chartering of the Company’s vessels in the ordinary course of business will not be considered to be a sale, lease, transfer, conveyance or other disposition of assets of the Company for purposes of this section (i)(1).

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any Person (including any “person” as defined above), becomes the “beneficial owner” (as that term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting stock of the Company; or

(4) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; provided, however, that this clause (4) shall not apply to members of the Board of Directors nominated or re-elected by employees pursuant to codetermination and similar statutes providing for employee representatives on supervisory or similar boards.

(ii)                                  the Company or any other Person makes an offer to the holders of the Common Stock to purchase 5% or more of the outstanding shares of the Common Stock; or

(iii)                               the Company shall merge or consolidate with another company or entity and Persons who are the holders of the voting stock of the Company immediately prior to such merger or consolidation will not be, immediately thereafter, the holders of at least a majority of the outstanding voting stock or other voting interests of the surviving company or entity.

“Original Warrant Agreement” shall have the meaning given in the preamble hereof.

“Person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Recipient” shall have the meaning given such term in Section 3.2(f).

“Registration Rights Agreement” shall mean that certain Registration Rights Agreement, dated March 2, 2011, by and among the Company and the several financial institutions which are party thereto, as such agreement may be amended, modified or supplemented from time to time.

“Restricted Warrant Legend” shall mean the Restricted Warrant Legend appearing on the form of Warrant Certificate attached hereto as Exhibit A.

“Restricted Warrant Shares” shall mean Warrant Shares which are restricted securities as defined in Rule 144 under the Securities Act.

“Restricted Warrants” shall mean Warrants which are restricted securities as defined in Rule 144 under the Securities Act.

“Restructuring Agreement” shall mean that certain Restructuring Agreement, dated January 24, 2011, by and among the Company and the several financial institutions which are party thereto, as such agreement may be amended, modified or supplemented from time to time.

“Rule 144” shall mean Rule 144 promulgated under the Securities Act.

“SEC” shall mean the U.S. Securities and Exchange Commission or any successor agency thereto.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” shall mean, with respect to any Person, any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof.

“Trading Day” shall mean, with respect to any class of Common Stock or any other security of the Company or any other issuer a day (i) on which the principal U.S. securities exchange on which shares of Common Stock, or such other capital stock or similar equity interests, for purposes of determining the Fair Market Value of a share of Common Stock or other security, shall be open for business or (ii) for which quotations from such principal U.S. securities exchange on which shares of Common Stock, or such other capital stock or similar equity interests, of the character specified for purposes of determining such Fair Market Value shall be reported.

“Warrant Agent” shall mean the warrant agent named in the preamble hereof or the successor or successors of such Warrant Agent appointed in accordance with the terms hereof.

“Warrant Certificates” shall mean warrant certificates, evidencing the Warrants, that are substantially in the form of Exhibit A attached hereto.

“Warrant Register” shall have the meaning given such term in Section 2.3(c).

“Warrant Shares” shall mean the shares of Common Stock issuable upon exercise of the Warrants, the number of which is subject to adjustment from time to time in accordance with Article 6.

“Warrants” shall mean those warrants issued heretofore under the Original Warrant Agreement or hereunder, from time to time, to purchase up to an aggregate of 15,000,000 Warrant Shares at the Exercise Price, subject to adjustment pursuant to Article 6.

ARTICLE 2

WARRANTS AND WARRANT CERTIFICATES

Section 2.1                                      Issuance of Warrants.  Each Warrant shall represent the right, subject to the provisions contained herein and therein, to purchase one share of Common Stock at the Exercise Price, subject to adjustment as provided in Article 6.  Unless otherwise requested, Warrants shall be held in book entry positions at the Warrant Agent, which shall issue statements to the Holders from time to time in respect thereof.  Prior to the date of this Agreement, the Company issued 14,925,130 Warrants to the parties and in the amounts set forth in Exhibit B Exhibit C lists a Holder who has elected to defer issuance of 74,780 Warrants; such Holder shall not be prejudiced in its right to have the 74,780 Warrants issued to it upon request in writing.  No issuance will be made to any party who has not provided all relevant information requested by the Company prior to the issuance of Warrants.  The acceptance of any Warrant by a Holder thereof signifies the acceptance of the terms of this Warrant Agreement by such Holder.

Section 2.2                                      Form, Execution and Delivery of Warrant Certificates.

(a)                                  Upon request of any Holder, its Warrants may be evidenced by one or more Warrant Certificates.

(b)                                 Each Warrant Certificate, whenever issued, shall be in registered form substantially in the form set forth in Exhibit A hereto, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Agreement (but which do not affect the rights, duties or responsibilities of the Warrant Agent).  Each Warrant upon its initial issuance hereunder shall be a Restricted Warrant and each Warrant Certificate, if any, evidencing such Warrant will bear the Restricted Warrant Legend unless the restrictions on transfer are removed in accordance with Section 2.5(d).  Each Warrant Certificate evidencing such Warrant may have such letters, numbers or other marks of identification or designation and such legends or endorsements printed, typewritten, lithographed or engraved thereon as the officers of the Company executing the same may approve (such execution to be conclusive evidence of such approval) and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto, or with any regulation of any stock exchange or electronic market on which the Common Stock or the Warrants may be listed, or to conform to usage. Each Warrant Certificate shall be signed on behalf of the Company by its Chairman of the Board, its Chief Executive Officer, President, its Chief Operating Officer, its Chief Financial Officer or any Vice President. The signature of any such officer on any Warrant Certificate may be manual or facsimile. Each Warrant Certificate, when so signed on behalf of the Company, shall be delivered to the Warrant Agent together with an order for the countersignature and delivery of such Warrants.

(c)                                  The Warrant Agent shall, upon receipt of any Warrant Certificate duly executed on behalf of the Company, countersign such Warrant Certificate and deliver such Warrant Certificate to or upon the order of the Company. Each Warrant Certificate shall be dated the date of its countersignature.

(d)                                 No Warrant Certificate shall be entitled to any benefit under this Agreement or be valid or obligatory for any purpose, and no Warrant evidenced thereby may be exercised, unless such Warrant Certificate has been countersigned by the manual or facsimile signature of the Warrant Agent. Such signature by the Warrant Agent upon any Warrant Certificate executed by the Company shall be conclusive evidence that such Warrant Certificate has been duly issued under the terms of this Agreement.

(e)                                  If any officer of the Company who has signed any Warrant Certificate either manually or by facsimile signature shall cease to be such officer before such Warrant Certificate shall have been countersigned and delivered by the Warrant Agent, such Warrant Certificate nevertheless may be countersigned and delivered as though the Person who signed such Warrant Certificate had not ceased to be such officer of the Company; and any Warrant Certificate may be signed on behalf of the Company by such Persons as, at the actual date of the execution of such Warrant Certificate, shall be the proper officers of the Company as specified in this Section 2.2, regardless of whether at the date of the execution of this Agreement any such Person was such officer.

(f)                                    If any Warrant Shares issued upon exercise of Warrants have restrictions on transfer under the Securities Act, any stock certificate evidencing the same shall bear a restrictive legend until such restrictions on transfer are removed in the manner provided in Section 2.5(d).

Section 2.3                                      Transfer of Warrants.

(a)                                  A Warrant may be transferred at the option of the Holder thereof upon (i) if evidenced by a Warrant Certificate, surrender of such Warrant Certificate to the Warrant Agent, properly endorsed or accompanied by appropriate instruments of transfer and written instructions for transfer, or (ii) if not so evidenced, delivery to the Warrant Agent, properly endorsed written instructions for transfer, in either case, all in a form satisfactory to the Company and the Warrant Agent (which, in the case of Warrants evidenced by a Warrant Certificate, shall be in the form set forth on the reverse of, or attached to, such Warrant Certificate and in the case of Warrants not evidenced by a Warrant Certificate, a notice containing substantially the same information required by such form). Upon any such registration of transfer, if so requested, the Company shall execute, and the Warrant Agent shall countersign and deliver, as provided in Section 2.2, in the name of the designated transferee a new Warrant Certificate or Warrant Certificates of any authorized denomination evidencing in the aggregate a like number of unexercised Warrants.

(b)                                 Upon surrender at the stock transfer division of the Warrant Agent, properly endorsed or accompanied by appropriate instruments of transfer and written instructions for such exchange, all in a form reasonably satisfactory to the Company and the Warrant Agent, one or more Warrant Certificates may be exchanged for one or more Warrant Certificates in any other authorized denominations; provided, that such new Warrant Certificate(s) evidence the same aggregate number of Warrants as the Warrant Certificate(s) so surrendered. Upon any such surrender for exchange, the Company shall execute, and the Warrant Agent shall countersign and deliver, as provided in Section 2.2, in the name of the Holder of such Warrant Certificates, the new Warrant Certificates.

(c)                                  The Warrant Agent shall keep or cause to be kept, at its stock transfer division, books in which it shall register Warrants and transfers, exchanges, exercises and cancellations of outstanding Warrants and Warrant Certificates (the “Warrant Register”).  Whenever any Warrant Certificates are surrendered for transfer or exchange in accordance with this Section 2.3, if so requested, an authorized officer of the Warrant Agent shall countersign and deliver the Warrant Certificates that the Holder making the transfer or exchange is entitled to receive.  Until a Warrant is transferred in the Warrant Register, the Company and the Warrant Agent may treat the Person in whose name the Warrant is registered as the absolute owner thereof and of the Warrants represented by the Warrant Certificates for all purposes, notwithstanding any notice to the contrary.  Neither the Company nor the Warrant Agent will be liable or responsible for any registration or transfer of any Warrants that are registered or to be registered in the name of a fiduciary or the nominee of a fiduciary.

(d)                                 No service charge shall be made for any transfer or exchange of Warrants, but the Company may require payment of a sum sufficient to cover any stamp or other tax or governmental charge that may be imposed in connection with any such transfer or exchange.  The Warrant Agent shall promptly forward any such sum collected by it to the Company or to such Persons as the Company shall specify by written notice.  The Warrant Agent shall have no duty or obligation under this Section unless and until it is satisfied that all such taxes and/or governmental charges have been paid.

Section 2.4                                      Cancellation of Warrant Certificates. Any Warrant Certificate surrendered for the purpose of transfer, exchange or exercise of the Warrants evidenced thereby shall, if surrendered to the Company, be delivered to the Warrant Agent for cancellation or in cancelled form or, if surrendered to the Warrant Agent, will be promptly canceled by the Warrant Agent and shall not be reissued and, except as expressly permitted by this Agreement, no Warrant Certificate shall be issued hereunder in lieu thereof.  Any Warrant Certificate surrendered to the Company for transfer, exchange or exercise of the Warrants evidenced thereby shall be promptly delivered to the Warrant Agent and such transfer, exchange or exercise shall not be effective until such Warrant Certificate has been received by the Warrant Agent.  The Company will deliver to the Warrant Agent for cancellation and retirement, and the Warrant Agent will so cancel and retire, any other Warrant Certificate purchased or acquired by the Company otherwise than upon the exercise thereof.

Section 2.5                                      Treatment of Holders of Warrants.

(a)                                  The term “Holder” or “Warrantholder,” as used herein, shall mean any Person in whose name at the time any Warrant shall be registered upon the Warrant Register.

(b)                                 Every Holder consents and agrees with the Company, the Warrant Agent and with every subsequent Holder that until the Warrant is transferred on the books of the Warrant Agent, the Company and the Warrant Agent may treat the registered Holder of such Warrant as the absolute owner thereof (and of the Warrants evidenced by any Warrant Certificate) for any purpose and as the Person entitled to exercise the rights attaching to the Warrants, any notice to the contrary notwithstanding.

(c)                                  If a Holder of a Restricted Warrant or Restricted Warrant Share wishes at any time to transfer such Restricted Warrant or Restricted Warrant Share to a Person who wishes to take delivery thereof in the form of a Restricted Warrant or Restricted Warrant Share, such Holder may, subject to the restrictions on transfer set forth herein and in such Restricted Warrant or Restricted Warrant Share, cause the exchange of such Restricted Warrant or Restricted Warrant Share for one or more Restricted Warrants or Restricted Warrant Shares of any authorized denomination or denominations and, in the case of a Restricted Warrant, exercisable for the same aggregate number of Warrant Shares and, in the case of a Restricted Warrant Share, representing the same aggregate number of Warrant Shares.  Upon receipt by the Warrant Agent at its Corporate Agency Office of (1) the Warrant Certificate or stock certificate, if any, evidencing such Restricted Warrant or Restricted Warrant Share, duly endorsed as provided herein, (2) instructions from such Holder as provided herein, directing the Warrant Agent to deliver either one or more Restricted Warrants, exercisable for the same aggregate number of Warrant Shares as the Restricted Warrant to be exchanged, or alternatively one or more Restricted Warrant Shares representing the same aggregate number of Warrant Shares, such instructions to contain the name or names of the designated transferee or transferees, the authorized denomination or denominations of the Restricted Warrants or Restricted Warrant Shares to be so issued and appropriate delivery instructions, and (3) if requested by the Company or the Warrant Agent an opinion of counsel to the transferor (who may be in-house counsel to such Holder) of such Restricted Warrant or Restricted Warrant Share in form and substance satisfactory to the Company and the Warrant Agent to the effect that such transfer may be made without registration under the Securities Act, then the Warrant Agent shall cancel or cause to be cancelled such Restricted Warrant or Restricted Warrant Share and, concurrently therewith, the Warrant Agent shall deliver, one or more Restricted Warrants or Restricted Warrant Shares to the effect set forth therein, in accordance with the instructions referred to above.

(d)                                 Warrants issued upon the transfer, exchange or replacement of Restricted Warrants are Restricted Warrants, and any Warrant Certificates evidencing the same shall bear the Restricted Warrant Legend.  Such restrictions and any Restricted Warrant Legend shall not be removed, as the case may be, unless there is delivered to the Company and the Warrant Agent satisfactory evidence, which may include an opinion of counsel as may be reasonably required by the Company and the Warrant Agent to the effect that neither the restrictions nor any Restricted Warrant Legend are required to ensure that transfers thereof comply with the provisions of the Securities Act or, with respect to Restricted Warrants, that such Warrants are not “restricted” within the meaning of Rule 144 under the Securities Act.  Restricted Warrant Shares shall be issued upon the exercise of Restricted Warrants and shall bear restrictive legends.  Any restrictions on transfer applicable to any Warrant Shares, and any restrictive legend on stock certificates evidencing such Warrant Shares, may be removed in the same manner.

(e)                                  Any Restricted Warrant Legend on a Warrant Certificate evidencing a Restricted Warrant or any restrictive legend on a stock certificate evidencing a Warrant Share received pursuant to exercise of such Restricted Warrant shall be removed for any Warrantholder, who is not an Affiliate of the Company and who has not been an Affiliate of the Company during the preceding three months, following completion of a one year period from the date the Restricted Warrant was received from the Company or an Affiliate of the Company and confirmation by the Company to the Warrant Agent that such Restricted Warrant Legend or restrictive legend may be removed.

ARTICLE 3

EXERCISE AND EXPIRATION OF WARRANTS

Section 3.1                                      Right to Acquire Warrant Shares Upon Exercise.  Each Warrant and Warrant Certificate (when countersigned by the Warrant Agent) shall entitle the Holder thereof, subject to the provisions thereof and of this Agreement, to acquire from the Company, one Warrant Share at the Exercise Price, subject to adjustment as provided in this Agreement.  The Exercise Price shall be adjusted from time to time as required by Section 6.1.

Section 3.2                                      Exercise and Expiration of Warrants.

(a)  Exercise of Warrants.  Subject to the terms and conditions set forth herein, including, without limitation, the exercise procedures described in Section 3.2(c) and 3.2(d), a Holder of Warrants may exercise all or any whole number of its Warrants, on any Business Day from and after the Initial Exercise Date until 5:00 p.m., New York time, on the Expiration Date (subject to earlier expiration pursuant to Article 5) for the Warrant Shares purchasable thereunder.  Warrants may only be exercised in accordance with the cashless exercise procedures described in Section 3.2(d) and payment of the Exercise Price in cash shall not be permitted.

(b)                                 Expiration of Warrants.  The Warrants shall terminate and become void as of 5:00 p.m., New York time on the Expiration Date, subject to earlier expiration in accordance with Article 5.

(c)                                  Notice of Exercise of Warrants.  All or any of the Warrants are exercisable by the Holder by delivering to the Warrant Agent on or after the Initial Exercise Date and on or before the Expiration Date (i) at the Corporate Agency Office (A) a written notice of such Holder’s election to exercise Warrants, duly executed by such Holder (which, in the case of Warrants evidenced by a Warrant Certificate, shall be in the form set forth on the reverse of, or attached to, such Warrant Certificate and in the case of Warrants not evidenced by a Warrant Certificate, a notice containing substantially the same information required by such form), which notice shall specify the number of Warrants to be exercised by such Holder and (B) any Warrant Certificate evidencing such Warrants.

(d)                                 Cashless Exercise.  The Number of Warrant Shares issuable upon exercise of a Warrant shall be computed using the following formula:

X =	Y (A-B)
A

Where:

X	=	the number of Warrant Shares to be issued to the Holder.

Y	=	the number of Warrant Shares purchasable under the Warrant (as adjusted to the date of such calculation).

A	=	the Fair Market Value of one Warrant Share on the Date of Determination.

B	=	the per share Exercise Price (as adjusted to the date of such calculation).

“Date of Determination:” shall be the Business Day immediately preceding the date a Holder gives written notice of such Holder’s election to exercise Warrants.

“Fair Market Value:” of a Warrant Share on any Date of Determination shall mean the average of the closing sale prices per share (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the most recent five (5) Trading Days preceding the Date of Determination as reported on the principal U.S. securities exchange on which shares of Common Stock or such other capital stock or similar equity interests are traded.  In the absence of such a quotation, the Board of Directors of the Company shall be entitled to determine in good faith the Fair Market Value on such basis as it considers appropriate, including, without limitation, recent bona fide sale prices and bid ask prices for the Common Stock in private transactions negotiated at arm’s length.  The Fair Market Value shall be determined without reference to extended or after hours trading.

(e)                                  Partial Exercise.  If fewer than all the Warrants represented by a Warrant Certificate are exercised, such Warrant Certificate shall be surrendered and a new Warrant Certificate of the same tenor and for the number of Warrants which were not exercised shall be executed by the Company.  The Warrant Agent shall countersign the new Warrant Certificate, registered in such name or names, subject to the provisions of Article 9, as may be directed in writing by the Holder, and shall deliver the new Warrant Certificate to the Person or Persons in whose name such new Warrant Certificate is so registered.  The Company, whenever required by the Warrant Agent, will supply the Warrant Agent with Warrant Certificates duly executed on behalf of the Company for such purpose.

(f)                                    Issuance of Warrant Shares.  Upon exercise of a Warrant as aforesaid, the Warrant Agent shall deliver to the Company the notice of exercise received pursuant to Section 3.2(c).  The Company shall thereupon, as promptly as practicable, and in any event within three Business Days after receipt by the Company of such notice of exercise, as provided in Section 3.2(c), for the Warrant Shares being purchased, deliver or cause to be delivered to the Recipient (as defined below) the aggregate number of Warrant Shares issuable upon such exercise (based upon the aggregate number of Warrants so exercised), determined in accordance with Section 3.5 together with an amount in cash in lieu of any fractional share(s) determined in accordance with Section 6.6.  Any stock certificate or certificates executed and delivered evidencing such Warrant Shares shall be, to the extent possible, in such denomination or denominations as such Holder shall request in such notice of exercise and shall be registered or otherwise placed in the name of, and delivered to, the Holder or, such other Person as shall be designated by the Holder in such notice (the Holder or such other Person being referred to herein as the “Recipient”).

(g)                                 Time of Exercise.  A Warrant shall be deemed to have been exercised immediately prior to the close of business on the date on which all requirements set forth in Section 3.2(c) applicable to such exercise have been satisfied.  Subject to Section 6.1(e)(iii), any Warrant Shares issued upon the exercise of such Warrant shall be deemed to have been issued and, for all purposes of this Agreement, the holder thereof shall, as between such Person and the Company, be deemed to be and entitled to all rights of the holder of record of such Warrant Shares as of such time.

Section 3.3                                      Payment of Taxes.  The Company shall pay any and all stamp duties and other taxes of any kind (other than income taxes) and all expenses and other related charges that may be payable in respect of the preparation, issue or delivery of Warrants and Warrant Shares on exercise of Warrants pursuant hereto.  The Company shall not be required, however, to pay any tax or other charge imposed in respect of any transfer involved in the issue and delivery of Warrants and Warrant Shares or payment of cash to any Recipient other than the Holder of the Warrant upon the exercise of a Warrant, and in case of such transfer or payment, the Warrant Agent and the Company shall not be required to issue or deliver any certificate or pay any cash until (a) such tax or charge has been paid or an amount sufficient for the payment thereof has been delivered to the Warrant Agent or the Company or (b) it has been established to the Company’s satisfaction that any such tax or other charge that is or may become due has been paid.

Section 3.4                                      Surrender of Certificates.  Any Warrant Certificate surrendered for exercise shall, if surrendered to the Company, be delivered to the Warrant Agent, and all Warrant Certificates surrendered or so delivered to the Warrant Agent shall be promptly cancelled by such Warrant Agent and shall not be reissued by the Company.

Section 3.5                                      Shares Issuable.  The number of Warrant Shares “issuable upon exercise” of Warrants at any time, subject to Section 3.2(d), shall be the number of Warrant Shares for which such Warrants are then exercisable.  The number of Warrant Shares “into which each Warrant is exercisable” initially shall be one share, subject to adjustment as provided in Section 6.1.

ARTICLE 4

RIGHTS OF HOLDERS

Section 4.1                                      Registration Rights.  The Holders shall have the registration and other rights provided for in the Registration Rights Agreement.  The Warrant Agent shall keep copies of the Registration Rights Agreement available for inspection by the Holders during normal business hours at its office.  The Company shall supply the Warrant Agent from time to time with such numbers of copies of the Registration Rights Agreement as the Warrant Agent may request.

Section 4.2                                      No Rights as Holders of Shares Conferred by Warrants or Warrant Certificates.  No Warrants shall entitle the Holder to any of the rights of a holder of any Common Stock, including, without limitation, the right to receive dividends, if any, or payments upon the liquidation, dissolution or winding up of the Company or to exercise voting rights, if any.

Section 4.3                                      Holder of Warrant May Enforce Rights.  Notwithstanding any of the provisions of this Agreement, any Holder of any Warrant, without the consent of the Warrant Agent may, on such Holder’s own behalf and for his, her or its own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise in respect of, such Holder’s right to exercise the Warrants in the manner provided in this Agreement and any Warrant Certificate.

ARTICLE 5

DISSOLUTION, LIQUIDATION OR WINDING UP

If, on or prior to the Expiration Date, the Company (or any other Person controlling the Company) shall propose a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, the Company shall give written notice thereof to the Warrant Agent and all Holders of Warrants in the manner provided in Article 11 no later than ten (10) Business Days prior to the date on which such transaction is expected to become effective or, if earlier, the record date for such transaction.  Such notice shall also specify a date as of which the holders of record of the Common Stock shall be entitled to exchange their shares for monies, securities or other property deliverable upon such dissolution, liquidation or winding up, as the case may be.  Immediately prior to the close of business on such applicable effective date or record date all unexercised Warrants shall be automatically exercised for Warrant Shares, in the manner provided for in Section 3.2, thereby entitling the holders of such Warrant Shares, if any, to exchange their Warrant Shares for monies, securities or other property deliverable upon such dissolution, liquidation or winding up, as the case may be.  Unexercised Warrants and any Warrant Certificates evidencing the same shall expire as of the above effective date or record date.

The Company shall deposit with the Warrant Agent any monies, securities or other property which the Holders are entitled to receive under this Agreement, together with a Company Order as to the distribution thereof.  After receipt of such deposit from the Company and after any Holder has surrendered any Warrants and any Warrant Certificates to the Warrant Agent, the Warrant Agent shall make payment in the appropriate amount to such Person or Persons as it may be directed in writing by the Holder surrendering such Warrants and Warrant Certificates.  The Warrant Agent shall not be required to pay interest on any money deposited pursuant to the provisions of this Article 5 except such as it shall agree with the Company to pay thereon.  Any monies, securities or other property which at any time shall be deposited by the Company or on its behalf with the Warrant Agent pursuant to this Article 5 shall be, and are hereby, assigned, transferred and set over to the Warrant Agent in trust for the purpose for which such monies, securities or other property shall have been deposited; provided that monies, securities or other property need not be segregated from other monies, securities or other property held by the Warrant Agent except to the extent required by law.

ARTICLE 6

ADJUSTMENTS

Section 6.1                                      Adjustments.  The number of Warrant Shares for which each Warrant is exercisable and/or the Exercise Price shall be subject to adjustment from time to time after the date hereof in accordance (and only in accordance) with the provisions of this Article 6:

(a)                                  [Intentionally omitted].

(b)                                 Stock Dividends, Subdivisions and Combinations.  In case at any time or from time to time after the date of the Original Warrant Agreement the Company shall:

(i)                                     pay to the holders of its Common Stock a dividend payable in, or make any other distribution on any class of its capital stock in, Common Stock (other than a dividend or distribution upon a merger or consolidation or sale to which Section 6.1(g) applies);

(ii)                                  subdivide its outstanding Common Stock into a larger number of shares of Common Stock (other than a subdivision upon a merger or consolidation or sale to which Section 6.1(g) applies); or

(iii)                               combine its outstanding Common Stock into a smaller number of shares of Common Stock (other than a combination upon a merger or consolidation or sale to which Section 6.1(g) applies);

then, (x) in the case of any such dividend or distribution, effective immediately after the opening of business on the day after the date for the determination of the holders of Common Stock entitled to receive such dividend or distribution or (y) in the case of any subdivision or combination, effective at the close of business on the date that such subdivision or combination becomes effective, the number of Warrant Shares for which each Warrant is exercisable shall be adjusted to that number of Warrant Shares determined by (A) in the case of any such dividend or distribution, multiplying the number of Warrant Shares for which each Warrant is exercisable at the opening of business on the day after the day for determination by a fraction (not to be less than one), (1) the numerator of which shall be equal to the sum of the number of shares of Common Stock outstanding at the close of business on such date for determination and the total number of shares constituting such dividend or distribution and (2) the denominator of which shall be equal to the number of shares of Common Stock outstanding at the close of business on such date for determination, or (B) in the case of any such combination, by proportionately reducing, or, in the case of any such subdivision, by proportionately increasing, the number of Warrant Shares for which each Warrant is exercisable immediately prior to the time such subdivision or combination becomes effective.

(c)                                  Reclassifications.  In the case of any reclassification or change of the Common Stock (other than any such reclassification in connection with a merger or consolidation or sale to which Section 6.1(g) applies) the Company shall make appropriate provision so that the Warrantholders, upon exercise of their Warrants, shall have the right to receive, in lieu of the shares of Common Stock theretofore issuable upon exercise of the Warrants, the kind and amount of shares of stock, other securities, cash and property receivable upon such reclassification or change by a holder of the number of shares of Common Stock then purchasable upon exercise of the Warrants.

(d)                                 Distribution of Warrants or Other Rights to Holders of Common Stock.  In case at any time or from time to time after the date of the Original Warrant Agreement the Company shall make a distribution to any holder of Common Stock of any warrants, options or other rights to subscribe for or purchase any Additional Common Stock or securities convertible into or exchangeable for Additional Common Stock (other than a distribution of such warrants, options or rights upon a merger or consolidation or sale to which Section 6.1(g) applies), whether or not the rights to subscribe or purchase thereunder are immediately exercisable, and the consideration per share for which Additional Common Stock may at any time thereafter be issuable pursuant to such warrants or other rights shall be less than the Current Market Price per share of Common Stock on the date fixed for determination of the holders of Common Stock entitled to receive such distribution, then, for each such case, effective immediately after the opening of business on the day after the date for determination, the number of Warrant Shares for which each Warrant is exercisable shall be adjusted to that number determined by multiplying the number of Warrant Shares for which each Warrant is exercisable at the opening of business on the day after such date for determination by a fraction (not less than one), (i) the numerator of which shall be the number of shares of Common Stock outstanding at the close of business on such date for determination plus the maximum number of Additional Common Stock issuable pursuant to all such warrants or other rights and (ii) the denominator of which shall be the number of shares of Common Stock outstanding at the close of business on such date for determination plus the number of shares of Common Stock that the minimum consideration received and receivable by the Company for the issuance of such maximum number of shares of Additional Common Stock pursuant to the terms of such warrants or other rights would purchase at such Current Market Price.

(e)                                  Other Provisions Applicable to Adjustments under this Section.  The following provisions shall be applicable to the making of adjustments of the number of Warrant Shares for which each Warrant is exercisable and to the Exercise Price under this Section 6.1:

(i)                                     When Adjustments Are to be Made.  The adjustments required by Sections 6.1(b), 6.1(c) and 6.1(d) shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that no adjustment of the Warrant Shares into which each Warrant is exercisable that would otherwise be required shall be made unless and until such adjustment either by itself or with other adjustments not previously made increases or decreases the Warrant Shares for which each Warrant is exercisable immediately prior to the making of such adjustment by at least 1%.  Any adjustment representing a change of less than such minimum amount (except as aforesaid) shall be carried forward and made as soon as such adjustment, together with other adjustments required by Sections 6.1(b), 6.1(c) and 6.1(d) and not previously made, would result in such minimum adjustment.

(ii)                                  Fractional Interests.  In computing adjustments under this Article 6, fractional interests in Common Stock shall be taken into account to the nearest one-thousandth of a share.

(iii)                               Deferral of Issuance upon Exercise.  In any case in which this Article 6 shall require that an adjustment to the Warrant Shares for which each Warrant is exercisable be made effective pursuant to Section 6.1(b)(i) prior to the occurrence of a specified event and any Warrant is exercised after the time at which the adjustment became effective but prior to the occurrence of such specified event the Company may elect to defer until the occurrence of such specified event the issuing to the Holder of such Warrant (or other Person entitled thereto) of, and may delay registering such Holder or other Person as the record holder of, the Warrant Shares over and above the Warrant Shares issuable upon such exercise determined in accordance with Section 3.5 on the basis of the Warrant Shares into which each Warrant is exercisable prior to such adjustment determined in accordance with Section 3.5; provided, however, that the Company shall deliver to such Holder or other Person a due bill or other appropriate instrument evidencing the right of such Holder or other Person to receive, and to become the record holder of, such Additional Common Stock, upon the occurrence of the event requiring such adjustment.

(f)                                    Exercise Price Adjustment.  Whenever the number of Warrant Shares for which a Warrant is exercisable is adjusted as provided in this Section 6.1, the Exercise Price payable upon exercise of the Warrant shall simultaneously be adjusted by multiplying such Exercise Price immediately prior to such adjustment by a fraction, the numerator of which shall be the number of Warrant Shares for which such Warrant was exercisable immediately prior to such adjustment, and the denominator of which shall be the number of Warrant Shares for which such Warrant was exercisable immediately thereafter.

(g)                                 Merger, Consolidation or Combination.  In the event the Company merges, consolidates or otherwise combines with or into any Person, then, as a condition of such merger, consolidation, combination, lawful and adequate provisions shall be made whereby Warrantholders shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions specified in this Agreement upon exercise of the Warrants in lieu of the Warrant Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Warrants, such shares of stock, securities, cash, rights or assets as may be issued or payable with respect to or in exchange for a number of outstanding Common Stock equal to the number of Warrant Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Warrants, and in any such case appropriate provision shall be made with respect to the rights and interests of the Warrantholders to the end that the provisions hereof (including, without limitation, provisions for adjustments of the number of Warrant Shares and to the Exercise Price) shall thereafter be applicable, as nearly as may be practicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof.

(h)                                 Compliance with Corporate Law.  Before taking any action that would cause an adjustment reducing the Exercise Price below the then par value of any of the Warrant Shares into which the Warrants are exercisable, the Company shall take all corporate actions that are necessary in order that the Company validly and legally issue fully paid and nonassessable Warrant Shares at such adjusted Exercise Price.  In the event the Company is unable (whether pursuant to applicable law or otherwise) to take any corporate actions that are necessary in order that the Company validly and legally issue fully paid and nonassessable Warrant Shares at such adjusted Exercise Price, or the taking of such actions is impractical, then the Exercise Price shall be reduced to the par value of the Warrant Shares and not below.

(i)                                     Optional Tax Adjustment.  The Company may at its option, at any time during the term of the Warrants, increase the number of Warrant Shares into which each Warrant is exercisable, or decrease the Exercise Price, in addition to those changes required by Section 6.1(b), 6.1(c) or 6(d), as deemed advisable by the Board of Directors of the Company, in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights shall not be taxable to the holders of the Common Stock or for any other purpose.  Such adjustment may be made upon such terms as the Company may deem appropriate.

(j)                                     Warrants Deemed Exercisable.  For purposes solely of this Article 6, the number of Warrant Shares which the Holder of any Warrant would have been entitled to receive had such Warrant been exercised in full at any time or into which any Warrant was exercisable at any time shall be determined assuming such Warrant was exercisable in full at such time, although such Warrant may not be exercisable in full at such time pursuant to Section 3.2(a).

(k)                                  Other Transactions.  In the event of any transaction not covered by a specific formula or any provision herein, the Company and the Board of Directors shall take such actions as are necessary and equitable to adjust the number of Warrant Shares into which a

Warrant is exercisable and/or the Exercise Price or to permit the holders of the Warrants to participate in the transaction on a basis that the Board of Directors determines, in good faith, to be fair and appropriate in light of the basis on which the holders of Common Stock are permitted to participate.

Section 6.2                                      Exception to Adjustment of Exercise Price.  Anything herein to the contrary notwithstanding, the Company shall not make adjustments to the Exercise Price or the number of Warrant Shares for which the Warrants are exercisable for any issuances of Common Stock or other equity awards under the Company’s equity compensation plan, as amended or supplemented, it being understood that the amount of the Company’s equity compensation plan will not exceed 6% of the Company’s Capital Stock.

Section 6.3                                      Stockholder Rights Plan. To the extent that the Company has a stockholder rights plan or other “poison pill” in effect upon exercise of the Warrants, each Warrant Share, if any, issued upon such exercise shall be entitled to receive the appropriate number of rights, if any, and the certificates representing the Warrant Shares issued upon such exercise shall bear such legends, if any, in each case as may be provided by the terms of any such stockholder rights plan or “poison pill,” as the same may be amended from time to time.  If, however, prior to the time of exercise of the Warrants, the rights provided by such stockholder rights plan or “poison pill” have separated from the shares of Common Stock in accordance with the provisions of the applicable stockholder rights agreement so that the Holders of the Warrants would not be entitled to receive any rights in respect of their Warrant Shares, if any, issuable upon exercise of the Warrants, the Exercise Price will be adjusted at the time of separation of the rights as if the Company has distributed to the holders of Common Stock, warrants, options or other rights to subscribe for or purchase Additional Common Stock as provided in Section 6.1(d), subject to readjustment in the event of the expiration, termination or redemption of such rights.

Section 6.4                                      Notice of Adjustment.  Whenever the number of Warrant Shares for which a Warrant is exercisable is to be adjusted, or the Exercise Price is to be adjusted, in either case as herein provided, the Company shall compute the adjustment in accordance with Section 6.1, shall, promptly after such adjustment becomes effective, cause a notice of such adjustment or adjustments to be given to all Holders in accordance with Section 11.1(b) and shall deliver to the Warrant Agent a certificate of the Chief Financial Officer of the Company setting forth the number of Warrant Shares into which each Warrant is exercisable after such adjustment, or the adjusted Exercise Price, as the case may be, and setting forth in brief a statement of the facts requiring such adjustment and the computation by which such adjustment was made.  As provided in Section 9.1, the Warrant Agent shall be entitled to rely on such certificate and shall be under no duty or responsibility with respect to any such certificate, except to exhibit the same from time to time to any Holder desiring an inspection thereof during reasonable business hours.

Section 6.5                                      Statement on Warrant Certificates.  Irrespective of any adjustment in the number or kind of shares into which the Warrants are exercisable, Warrant Certificates theretofore or thereafter issued may continue to express the same price and number and kind of shares initially issuable pursuant to this Agreement.

Section 6.6                                      Fractional Interest.  The Company shall not issue fractional Warrant Shares on the exercise of Warrants.  If Warrant Certificates evidencing more than one Warrant shall be presented for exercise at the same time by the same Holder, the number of full Warrant Shares which shall be issuable upon such exercise thereof shall be computed on the basis of the aggregate number of Warrants so to be exercised.  If any fraction of a Warrant Share would, except for the provisions of this Section 6.6, be issuable on the exercise of any Warrant (or specified portion thereof), the Company shall, in lieu of issuing any fractional Warrant Shares, pay an amount in cash calculated by it to be equal to the then Current Market Price per share of Common Stock on the date of such exercise multiplied by such fraction computed to the nearest whole cent.  The Holders, by their acceptance of the Warrant Certificates, expressly waive their right to receive any fraction of a Warrant Share or a stock certificate representing a fraction of a Warrant Share.

ARTICLE 7

LOSS OR MUTILATION

Upon (i) receipt by the Company and the Warrant Agent of an affidavit of loss and an open penalty bond of indemnity in a form and substance and from a surety company satisfactory to the Warrant Agent and (ii) surrender, in the case of mutilation, of the mutilated Warrant Certificate to the Warrant Agent and cancellation thereof, then, in the absence of notice to the Company or the Warrant Agent that the Warrants evidenced thereby have been acquired by a bona fide purchaser, the Company shall execute and upon its written request the Warrant Agent shall countersign and deliver to the registered Holder of the lost, stolen, destroyed or mutilated Warrant Certificate, in exchange therefor or in lieu thereof, a new Warrant Certificate of the same tenor and for a like aggregate number of Warrants.  At the written request of such registered Holder, the new Warrant Certificate so issued shall be retained by the Warrant Agent as having been surrendered for exercise, in lieu of delivery thereof to such Holder, and shall be deemed for purposes of Section 3.2 to have been surrendered for exercise on the date the conditions specified in clauses (i) and (ii) of the preceding sentence were first satisfied.

Upon the issuance of any new Warrant Certificate under this Article 7, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and other expenses (including the fees and expenses of the Warrant Agent and of counsel to the Company) in connection therewith.

Every new Warrant Certificate executed and delivered pursuant to this Article 7 in lieu of any lost, stolen or destroyed Warrant Certificate shall constitute an additional contractual obligation of the Company, whether or not the allegedly lost, stolen or destroyed Warrant Certificate shall be at any time enforceable by anyone, and shall be entitled to the benefits of this Agreement equally and proportionately with any and all other Warrant Certificates duly executed and delivered hereunder.

The provisions of this Article 7 are exclusive and shall preclude (to the extent lawful) all other rights or remedies with respect to the replacement of mutilated, lost, stolen, or destroyed Warrant Certificates.

ARTICLE 8

RESERVATION AND AUTHORIZATION OF WARRANT SHARES

The Company shall at all times reserve and keep available, free from preemptive rights, solely for issue upon the exercise of Warrants as herein provided, such number of its authorized but unissued shares of Common Stock or such number of shares of Common Stock in its Treasury, deliverable upon the exercise of Warrants as will be sufficient to permit the exercise in full of all outstanding Warrants at the then applicable Exercise Price.  The Company covenants that all Warrant Shares will, at all times that Warrants are exercisable, be duly approved for listing subject to official notice of issuance on each securities exchange, if any, on which the Common Stock is then listed.  The Company covenants that (i) there is no provision in its articles of incorporation or bylaws or any material agreement to which the Company is a party that would have prevented the Company from issuing the Warrants under the Original Warrant Agreement or would prevent the Company from issuing Warrants pursuant to this Agreement, (ii) all Warrant Shares that may be issued upon exercise of Warrants shall upon issuance be duly and validly authorized, issued and fully paid and nonassessable and free of preemptive or similar rights and (iii) the stock certificates issued to evidence any such Warrant Shares will comply with the Marshall Islands Business Corporations Act and any other applicable laws.

The Company hereby authorizes and directs its current and future transfer agents for the Common Stock at all times to reserve stock certificates for such number of authorized shares as shall be requisite for such purpose.  The Warrant Agent is hereby authorized to requisition from time to time from any such transfer agents stock certificates required to honor outstanding Warrants upon exercise thereof in accordance with the terms of this Agreement, and the Company hereby authorizes and directs such transfer agents to comply with all such requests of the Warrant Agent.  The Company will supply such transfer agents with duly executed stock certificates for such purposes.  Promptly after the date of expiration of all of the Warrants in accordance with Section 3.2(b), the Warrant Agent shall certify to the Company the aggregate number of Warrants then outstanding, and thereafter no Warrant Shares shall be reserved in respect of such Warrants.

ARTICLE 9

CONCERNING THE WARRANT AGENT

Section 9.1                                      Nature of Duties and Responsibilities Assumed.  The Company appointed the Warrant Agent to act as agent of the Company in the Original Warrant Agreement.  The Warrant Agent accepted its appointment as agent of the Company and agrees to continue to perform that agency upon the terms and conditions set forth in this Agreement and in the Warrant Certificates or as the Company and the Warrant Agent may hereafter agree, by all of which the Company and the Holders of Warrants, by their acceptance thereof, shall be bound; provided, however, that the terms and conditions contained in the Warrant Certificates are subject to and governed by this Agreement or any other terms and conditions hereafter agreed to by the Company and the Warrant Agent.

The Warrant Agent, by countersigning Warrant Certificates or by any other act hereunder, shall not be deemed to make any representations as to validity or authorization of (i) the Warrants or the Warrant Certificates (except as to its countersignature thereon), (ii) any securities or other property delivered upon exercise of any Warrant, (iii) the accuracy of the computation of the number or kind or amount of stock or other securities or other property deliverable upon exercise of any Warrant or (iv) the correctness of any of the representations of the Company made in such certificates that the Warrant Agent receives.  The Warrant Agent shall not at any time have any duty to calculate or determine whether any facts exist that may require any adjustments pursuant to Article 6 hereof with respect to the kind and amount of shares or other securities or any property issuable to Holders upon the exercise of Warrants required from time to time.  The Warrant Agent shall have no duty or responsibility to determine the accuracy or correctness of such calculation or with respect to the methods employed in making the same.  The Warrant Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Warrant Shares or of any securities or property which may at any time be issued or delivered upon the exercise of any Warrant or upon any adjustment pursuant to Article 6 hereof, and it makes no representation with respect thereto.  The Warrant Agent shall not be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver any Warrant Shares or stock certificates or other securities or property upon the surrender of any Warrant for the purpose of exercise or upon any adjustment pursuant to Article 6 hereof or to comply with any of the covenants of the Company contained in Article 10 hereof.

The Warrant Agent shall not (i) be liable for any recital or statement of fact contained herein or in the Warrant Certificates or for any action taken, offered or omitted by it in good faith on the belief that any Warrant Certificate or any other documents or any signatures are genuine or properly authorized, (ii) be responsible for any failure on the part of the Company to comply with any of its covenants and obligations contained in this Agreement or in the Warrant Certificates or (iii) be liable for any act or omission in connection with this Agreement except for its own gross negligence, bad faith or willful misconduct.

The Warrant Agent is hereby authorized to accept and shall be fully protected in accepting instructions with respect to the performance of its duties hereunder by Company Order and to apply to any such officer named in such Company Order for instructions (which instructions will be promptly given in writing when requested), and the Warrant Agent shall not be liable for any action taken or suffered to be taken by it in good faith in accordance with the instructions in any Company Order.

The Warrant Agent may execute and exercise any of the rights and powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys, agents or employees, provided that reasonable care has been exercised in the selection and in the continued employment of any such attorney, agent or employee.  The Warrant Agent shall not be under any obligation or duty to institute, appear in or defend any action, suit or legal proceeding in respect hereof, unless first indemnified to its satisfaction, but this provision shall not affect the power of the Warrant Agent to take such action as the Warrant Agent may consider proper, whether with or without such indemnity.  The Warrant Agent shall promptly notify the Company in writing of any claim made or action, suit or proceeding instituted against it arising out of or in connection with this Agreement.

The Company shall perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further acts, instruments and assurances as may reasonably be required by the Warrant Agent in order to enable it to carry out or perform its duties under this Agreement.

The Warrant Agent shall act solely as agent of the Company hereunder and does not assume any obligation or relationship of agency or trust for or with any of the Holders of Warrants.  The Warrant Agent shall not be liable except for the failure to perform such duties as are specifically set forth herein or specifically set forth in the Warrant Certificates, and no implied covenants or obligations shall be read into this Agreement against the Warrant Agent whose duties and obligations shall be determined solely by the express provisions hereof or the express provisions of the Warrant Certificates.

Section 9.2             Right to Consult Counsel.  The Warrant Agent may at any time consult with legal counsel satisfactory to it (who may be legal counsel for the Company), and the Warrant Agent shall incur no liability or responsibility to the Company or to any Holder for any action taken, suffered or omitted by it in good faith in accordance with the opinion or advice of such counsel.

Section 9.3             Compensation, Reimbursement and Indemnification.  The Company agrees to pay the Warrant Agent from time to time compensation for all fees and expenses relating to its services hereunder as the Company and the Warrant Agent may agree from time to time and to reimburse the Warrant Agent for reasonable expenses and disbursements, including reasonable counsel fees and expenses incurred in connection with the execution and administration of this Agreement.  The Company further agrees to indemnify the Warrant Agent for and save it harmless against any losses, liabilities or reasonable expenses arising out of or in connection with the acceptance and administration of this Agreement, including the reasonable costs, legal fees and expenses of investigating or defending any claim of such liability, except that the Company shall have no liability hereunder to the extent that any such loss, liability or expense results from the Warrant Agent’s own gross negligence, bad faith or willful misconduct.  The Company agrees that the aforementioned indemnification will survive the termination of this Agreement and the resignation or removal of the Warrant Agent.

Section 9.4             Warrant Agent May Hold Company Securities.  The Warrant Agent, any Countersigning Agent and any stockholder, director, officer or employee of the Warrant Agent or any Countersigning Agent may buy, sell or deal in any of the Warrants or other securities of the Company or its Affiliates, become pecuniarily interested in transactions in which the Company or its Affiliates may be interested, contract with or lend money to the Company or its Affiliates or otherwise act as fully and freely as though it were not the Warrant Agent or the Countersigning Agent, respectively, under this Agreement.  Nothing herein shall preclude the Warrant Agent or any Countersigning Agent from acting in any other capacity for the Company or for any other legal entity.

Section 9.5             Resignation and Removal; Appointment of Successor.  (a)  The Warrant Agent may resign its duties and be discharged from all further duties and liability hereunder (except liability arising as a result of the Warrant Agent’s own gross negligence or willful misconduct) after giving thirty (30) days’ prior written notice to the Company.  The Company may remove the Warrant Agent upon thirty (30) days’ written notice, and the Warrant Agent shall thereupon in like manner be discharged from all further duties and liabilities hereunder, except as aforesaid.  The Warrant Agent shall, at the expense of the Company, cause notice to be given in accordance with Section 11.1(b) to each Holder of Warrants of said notice of resignation or notice of removal, as the case may be.  Upon such resignation or removal, the Company shall appoint in writing a new Warrant Agent.  If the Company shall fail to make such appointment within a period of thirty (30) calendar days after it has been notified in writing of such resignation by the resigning Warrant Agent or after such removal, then the Holder of any Warrants, or the Warrant Agent, may apply to any court of competent jurisdiction for the appointment of a new Warrant Agent.  Any new Warrant Agent, whether appointed by the Company or by such a court, shall be a corporation doing business under the laws of the United States or any state thereof in good standing, authorized under such laws to act as Warrant Agent, and having a combined capital and surplus of not less than U.S.$10,000,000.  The combined capital and surplus of any such new Warrant Agent shall be deemed to be the combined capital and surplus as set forth in the most recent annual report of its condition published by such Warrant Agent prior to its appointment, provided that such reports are published at least annually pursuant to law or to the requirements of a Federal or state supervising or examining authority.  After acceptance in writing of such appointment by the new Warrant Agent, it shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Warrant Agent, without any further assurance, conveyance, act or deed; but if for any reason it shall be reasonably necessary or expedient to execute and deliver any further assurance, conveyance, act or deed, the same shall be done at the reasonable expense of the Company and shall be legally and validly executed and delivered by the resigning or removed Warrant Agent.  Not later than the effective date of any such appointment, the Company shall file notice thereof with the resigning or removed Warrant Agent.  Failure to give any notice provided for in this Section 9.5(a), however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Warrant Agent or the appointment of a new Warrant Agent, as the case may be.

(b)           Any corporation into which the Warrant Agent or any new Warrant Agent that be merged, or any corporation resulting from any consolidation to which the Warrant Agent or any new Warrant Agent shall be a party, shall be a successor Warrant Agent under this Agreement without any further act, provided that such corporation would be eligible for appointment as successor to the Warrant Agent under the provisions of Section 9.5(a).  Any such successor Warrant Agent shall promptly cause notice of its succession as Warrant Agent to be given in accordance with Section 11.1(b) to each Holder of Warrants at such Holder’s last address as shown on the Warrant Register.

Section 9.6             Appointment of Countersigning Agent.  (a)  The Warrant Agent may appoint a Countersigning Agent or Agents which shall be authorized to act on behalf of the Warrant Agent to countersign Warrant Certificates issued upon original issue and upon exchange, registration of transfer or pursuant to Article 2, and Warrant Certificates so countersigned shall be entitled to the benefits of this Agreement equally and proportionately with any and all other Warrant Certificates duly executed and delivered hereunder.  Wherever reference is made in this Agreement to the countersignature and delivery of Warrant Certificates by the Warrant Agent or to Warrant Certificates countersigned by the Warrant Agent, such reference shall be deemed to include countersignature and delivery on behalf of the Warrant

Agent by a Countersigning Agent and Warrant Certificates countersigned by a Countersigning Agent.  Each Countersigning Agent shall be acceptable to the Company and shall at the time of appointment be a corporation doing business under the laws of the United States of America or any State thereof in good standing, authorized under such laws to act as Countersigning Agent, and having a combined capital and surplus of not less than U.S.$10,000,000.  The combined capital and surplus of any such new Countersigning Agent shall be deemed to be the combined capital and surplus as set forth in the most recent annual report of its condition published by such Countersigning Agent prior to its appointment, provided that such reports are published at least annually pursuant to law or to the requirements of a Federal or state supervising or examining authority.

(b)           Any corporation into which a Countersigning Agent may be merged, or any corporation resulting from any consolidation to which such Countersigning Agent shall be a party, shall be a successor Countersigning Agent without any further act, provided that such corporation would be eligible for appointment as a new Countersigning Agent under the provisions of Section 9.6(a), without the execution or filing of any paper or any further act on the part of the Warrant Agent or the Countersigning Agent.  Any such successor Countersigning Agent shall promptly cause notice of its succession as Countersigning Agent to be given in accordance with Section 11.1(b) to each Holder of a Warrant Certificate at such Holder’s last address as shown on the Warrant Register.

(c)           A Countersigning Agent may resign at any time by giving thirty (30) days’ prior written notice thereof to the Warrant Agent and to the Company.  The Warrant Agent may at any time terminate the agency of a Countersigning Agent by giving thirty (30) days’ prior written notice thereof to such Countersigning Agent and to the Company.

(d)           The Warrant Agent agrees to pay to each Countersigning Agent from time to time reasonable compensation for its services under this Section, and the Warrant Agent shall be entitled to be reimbursed for such payments, subject to the provisions of Section 9.3.

(e)           Any Countersigning Agent shall have the same rights and immunities as those of the Warrant Agent set forth in Section 9.1.

ARTICLE 10

ADDITIONAL COVENANTS OF THE COMPANY

Section 10.1           Compliance with Agreements.  The Company shall comply with the terms and conditions of the Registration Rights Agreement.

Section 10.2           Maintenance of Office.  So long as any of the Warrants remain outstanding, the Company will maintain in the City of New York the following:  (a) an office or agency where the Warrants may be presented for exercise, (b) an office or agency where the Warrants may be presented for registration of transfer and for exchange as in this Agreement provided and (c) an office or agency where notices and demands to or upon the Company in respect of the Warrants or of this Agreement may be served.  The Company will give to the Warrant Agent written notice of the location of any such office or agency and of any change of location thereof.  The Company hereby initially designates the office of the Warrant Agent at American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219, or such other location as the Company may designate upon notice from the Warrant Agent as the office or agency for each such purpose.  The Warrant Agent accepts such initial designation.  In case the Company shall fail to maintain any such office or agency or shall fail to give such notice of the location or of any change in the location thereof, presentations and demands may be made and notices may be served at the Corporate Agency Office.

ARTICLE 11

NOTICES

Section 11.1           Notices Generally.  (a)  Any request, notice, direction, authorization, consent, waiver, demand or other communication permitted or authorized by this Agreement to be made upon; given or furnished to or filed with the Company or the Warrant Agent by the other party hereto or by any Holder shall be sufficient for every purpose hereunder if in writing (including telecopy and electronic mail communication) and telecopied, sent via electronic mail or delivered by hand (including by courier service) as follows:

If to the Company, to it at:

Danaos Corporation
c/o Danaos Shipping Co. Ltd
14 Akti Kondyli
185 45 Piraeus
Greece
Attention:  Chief Financial Officer
Facsimile: +30 210 419 6489

Email: cfo@danaos.com

with a copy to

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, New York  10178
Attention:  Stephen P. Farrell, Esq.
Facsimile:   (212) 309-6001

Email: sfarrell@morganlewis.com

or

If to the Warrant Agent, to it at:

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, NY 11219

Attention: Admin 8

Facsimile: (718) 765-8718

Email: admin8@amstock.com

with a copy to

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, NY 11219

Attention: General Counsel

Facsimile: (718) 331-1852

Email: legalcontracts@amstock.com

For Notices of Exercise:

Facsimile: (718) 234-5001

or, in either case, such other address as shall have been set forth in a notice delivered in accordance with this Section 11.1(a).

All such communications shall, when so telecopied, sent via electronic mail or delivered by hand, be effective when telecopied or sent via electronic mail with confirmation of receipt or received by the addressee, respectively.

Any Person who telecopies any communication hereunder to any Person shall, on the same date as such telecopy is transmitted, also send, by first class mail, postage prepaid and addressed to such Person as specified above, an original copy of the communication so transmitted.

(b)           Where this Agreement provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the address of such Holder as it appears in the Warrant Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice.  In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.  Where this Agreement provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made by a method approved by the Warrant Agent as one which would be most reliable under the circumstances for successfully delivering the notice to the addressees shall constitute a sufficient notification for every purpose hereunder.

Section 11.2           Required Notices to Holders.  In case the Company shall propose (i) to pay any dividend payable in stock of any class to the holders of its Common Stock or to make any other distribution to the holders of its Common Stock for which an adjustment is required to be made pursuant to Article 6, (ii) to effect any reclassification of its Common Stock, or (iii) to enter into any transaction or event, or becomes aware of the occurrence of any event or transaction, which constitutes a Notification Event then, and in each such case, the Company shall cause to be filed with the Warrant Agent and shall cause to be given to each Holder of a Warrant, in accordance with Section 11.1(b), a notice of such proposed action or event.   Such notice shall specify (x) the date on which a record is to be taken for the purposes of such dividend or distribution; and (y) the date on which such reclassification, transaction, event, liquidation, dissolution or winding up is expected to become effective and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their Common Stock for  any securities, cash or other property deliverable upon such reclassification, transaction, event, liquidation, dissolution or winding up.  Such notice shall be given, in the case of any action covered by clause (i) or (ii) above, at least ten (10) days prior to the record date for determining holders of the Common Stock for purposes of such action or, in the case of any Notification Event, if feasible, at least twenty (20) days prior to the applicable effective or expiration date specified above or, in any such case, prior to such earlier time as notice thereof shall be required to be given pursuant to Rule 10b-17 under the Exchange Act, if applicable.

If at any time the Company shall cancel any of the proposed transactions for which notice has been given under this Section 11.2 prior to the consummation thereof, the Company shall give each Holder prompt notice of such cancellation in accordance with Section 11.1(b) hereof.

ARTICLE 12

APPLICABLE LAW

THIS AGREEMENT, EACH WARRANT ISSUED HEREUNDER OR UNDER THE ORIGINAL WARRANT AGREEMENT, AND ALL RIGHTS ARISING HEREUNDER OR THEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

EACH OF THE PARTIES HERETO CONSENTS TO THE NON-EXCLUSIVE JURISDICTION OF ANY U.S. FEDERAL OR STATE COURT LOCATED WITHIN THE CITY, COUNTY AND STATE OF NEW YORK.  EACH OF THE PARTIES HERETO HEREBY WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE ORIGINAL WARRANT AGREEMENT.  EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE SERVING OF COPIES THEREOF VIA OVERNIGHT COURIER, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE FOURTEEN CALENDAR DAYS AFTER SUCH MAILING.  NOTHING HEREIN SHALL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF EITHER PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST THE OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.

ARTICLE 13

PERSONS BENEFITING

This Agreement shall be binding upon and inure to the benefit of the Company and the Warrant Agent, and their respective successors and assigns, and the Holders from time to time.  Nothing in this Agreement is intended or shall be construed to confer upon any Person, other than the Company, the Warrant Agent and the Holders, any right, remedy or claim under or by reason of this Agreement or any part hereof.  Each Holder agrees to all of the terms and provisions of this Agreement applicable thereto.

ARTICLE 14

ASSIGNS AND SUCCESSORS

All agreements of the Company in this Agreement and the Warrants shall bind its successors.  All agreements of the Warrant Agent in this Agreement shall bind its successors.

ARTICLE 15

COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

ARTICLE 16

AMENDMENTS

The Company and the Warrant Agent may, without the consent or concurrence of the Holders, by supplemental agreement or otherwise, amend this Agreement for any of the following purposes:

(i) to cure any ambiguity or to correct or supplement any defective or inconsistent provision or clerical omission or mistake or manifest error herein contained;

(ii) to add to the covenants and agreements of the Company in this Agreement further covenants and agreements of the Company thereafter to be observed, or surrender any rights or powers reserved to or conferred upon the Company in this Agreement;

(iii) to comply with any requirement of the SEC in connection with the registration of the Warrants or the Warrant Shares or in relation to the requirements of any securities exchange on which the Warrants or Warrant Shares are or are to be listed; or

(iv) to make any other change that does not adversely affect the rights or interests of the Holders hereunder in any material respect.

This Agreement may otherwise be amended by the Company and the Warrant Agent only with the consent of the Holders of a majority of the then outstanding Warrants.  Any such amendment shall be binding upon all the current and subsequent Holders of Warrants.  The Company may establish a record date for the purpose of determining which Holders shall be entitled to give any such consent.  In determining whether the Holders of the required number of Warrants have concurred in any direction, waiver or consent, Warrants owned by the Company or by any Subsidiary of the Company shall be disregarded and deemed not to be outstanding, except that, for the purpose of determining whether the Warrant Agent shall be protected in relying on any such direction, waiver or consent, only Warrants that the Warrant Agent knows are so owned shall be so disregarded.  Notwithstanding the foregoing, the consent of each Holder affected shall be required for any amendment pursuant to which (i) the Exercise Price would be increased or (ii) the number of Warrant Shares purchasable upon exercise of Warrants would be decreased (other than pursuant to adjustments provided herein).

The Warrant Agent shall join with the Company in the execution and delivery of any such amendment unless such amendment affects the Warrant Agent’s own rights, duties or immunities hereunder, in which case the Warrant Agent may, but shall not be required to, join in such execution and delivery.  Upon execution and delivery of any amendment pursuant to this Article 16, such amendment shall be considered a part of this Agreement for all purposes and every Holder theretofore or thereafter countersigned and delivered hereunder shall be bound thereby.

Promptly after the execution by the Company and the Warrant Agent of any such amendment, the Company shall give notice to the Holders, setting forth in general terms the substance of such amendment, in accordance with the provisions of Section 11.1(b).  Any failure of the Company to mail such notice or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment.

ARTICLE 17

INSPECTION

The Warrant Agent shall cause a copy of this Agreement to be available at all reasonable times at the Corporate Agency Office of the Warrant Agent for inspection by the Holder of any Warrant.  The Warrant Agent may require such Holder to submit his Warrant Certificate, if any, for inspection by it.

ARTICLE 18

ENTIRE AGREEMENT

This Agreement sets forth the entire agreement of the parties hereto as to the subject matter hereof and supersedes all previous agreements among all or some of the parties hereto with respect thereto, whether written, oral or otherwise.

ARTICLE 19

HEADINGS

The descriptive headings of the several Sections of this Agreement are inserted for convenience and shall not control or affect the meaning or construction of any of the provisions hereof.

ARTICLE 20

EFFECT

The amendment and restatement of the Original Warrant Agreement effected hereby shall apply to and affect all outstanding Warrants and Warrants issued after the date hereof.  Such amendment and restatement shall not be deemed to affect the Restructuring Agreement or any other agreement, instrument, mortgage or other document executed pursuant thereto or in connection therewith.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

DANAOS CORPORATION

By:	/s/ Dimitri J. Andritsoyiannis
Name: Dimitri J. Andritsoyiannis
Title: Vice President & Chief Financial Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	/s/ Carlos Pinto
Name: Carlos Pinto
Title: Senior Vice President

EXHIBIT A

FORM OF FACE OF WARRANT CERTIFICATE

[Restricted Warrant Legend]

NEITHER THIS SECURITY NOR THE WARRANT SHARES ISSUABLE UPON ITS EXERCISE HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR IN A TRANSACTION EXEMPT FROM REGISTRATION.

EXERCISABLE ONLY IF COUNTERSIGNED BY THE WARRANT

AGENT AS PROVIDED HEREIN.

Warrant Certificate evidencing Warrants to Purchase

Common Stock, par value U.S.$0.01 per share

DANAOS CORPORATION

No.	CUSIP No. Y1968P 113
ISIN MHY1968P1135

VOID AFTER 5:00 P.M., NEW YORK TIME,

ON JANUARY 31, 2019

(a)           This certifies that                                              or registered assigns is the registered holder of                                                              warrants to purchase certain securities (each a “Warrant”). Each Warrant entitles the holder thereof, subject to the provisions contained herein and in the Amended and Restated Warrant Agreement, dated as of May 10, 2011 (the “Warrant Agreement”), between Danaos Corporation, a Marshall Islands corporation (the “Company”) and American Stock Transfer & Trust Company, LLC (the “Warrant Agent”, which term includes any successor warrant agent under the Warrant Agreement), to purchase from the Company, one share of the Company’s Common Stock (each, a “Warrant Share”), at the exercise price set forth below. The exercise price of each Warrant (the “Exercise Price”) shall be U.S.$7.00, subject to adjustments as set forth in the Warrant Agreement.

Subject to the terms of the Warrant Agreement, each Warrant evidenced hereby may be exercised in whole but not in part at any time, as specified herein, on any Business Day (as defined below) occurring during the period (the “Exercise Period”) commencing on the date hereof and ending at 5:00 P.M., New York time, on January 31, 2019 (the “Expiration Date”).

Each Warrant remaining unexercised after 5:00 P.M., New York time, on the Expiration Date shall become void, and all rights of the holder of this Warrant Certificate evidencing such Warrant shall cease.  Each Warrant is subject to earlier expiration pursuant to Article 5 of the Warrant Agreement.  In the event that the Warrants are to expire by reason of Article 5, the term “Expiration Date” shall mean such earlier date for all purposes of this Warrant Certificate.

The holder of the Warrants represented by this Warrant Certificate may exercise any Warrant evidenced hereby by delivering, not later than 5:00 P.M., New York time, on any Business Day during the Exercise Period (the “Exercise Date”) to the Warrant Agent (i) at the Corporate Agency Office (A) a written notice of such Holder’s election to exercise Warrants, duly executed by such Holder in the form set forth on the reverse of, or attached to, this Warrant Certificate, which notice shall specify the number of Warrant Shares to be delivered to such Holder and  (B) any Warrant Certificate evidencing such Warrants. The Warrants evidenced by this Warrant Certificate may only be exercised in accordance with the cashless exercise procedure described in Section 3.2 of the Warrant Agreement and payment of the Exercise Price in cash shall not be permitted.

If any of (a) this Warrant Certificate, or (b) the Notice of Exercise is received by the Warrant Agent after 5:00 P.M., New York time, on the specified Exercise Date, the Warrants will be deemed to be received and exercised on the Business Day next succeeding the Exercise Date. If the date specified as the Exercise Date is not a Business Day, the Warrants will be deemed to be received and exercised on the next succeeding day which is a Business Day. If the Warrants to be exercised are received or deemed to be received after the Expiration Date, the exercise thereof will be null and void.  The validity of any exercise of Warrants will be determined by the Warrant Agent in its sole discretion and such determination will be final and binding upon the holder of the Warrants and the Company.

“Business Day” shall mean any day that is not a Saturday or Sunday or a day on which the New York Stock Exchange in New York, New York is not open.

Warrants may be exercised only in whole numbers of Warrants. If fewer than all of the Warrants evidenced by this Warrant Certificate are exercised, a new Warrant Certificate for the number of Warrants remaining unexercised shall be executed by the Company and countersigned by the Warrant Agent as provided in Section 2.2 of the Warrant Agreement, and delivered to the holder of this Warrant Certificate at the address specified on the books of the Warrant Agent or as otherwise specified by such registered holder. If fewer than all the Warrants evidenced by this Warrant Certificate are exercised, this Warrant Certificate shall be surrendered and a new Warrant Certificate of the same tenor and for the number of Warrants which were not exercised shall be executed by the Company, in the manner provided by the Warrant Agreement.

Until this Warrant is transferred in the Warrant Register, the Company and the Warrant Agent may treat the Person in whose name this Warrant is registered as the absolute owner thereof and of the Warrant represented by this Warrant Certificate for all purposes, notwithstanding any notice to the contrary.

This Warrant Certificate is issued under and in accordance with the Warrant Agreement and is governed by and is subject to the terms and provisions contained in the Warrant

Agreement, to all of which terms and provisions the holder of this Warrant Certificate and the beneficial owners of the Warrants represented by this Warrant Certificate consent by acceptance hereof. Copies of the Warrant Agreement are on file and can be inspected at the above-mentioned office of the Warrant Agent.

The accrual of dividends, if any, on the Warrant Shares issued upon the valid exercise of any Warrant will be governed by the terms generally applicable to such Warrant Shares. From and after the issuance of such Warrant Shares, the former holder of the Warrants exercised will be entitled to the benefits generally available to other holders of Common Stock and such former holder’s right to receive payments of dividends and any other amounts payable in respect of the Warrant Shares shall be governed by, and shall be subject to, the terms and provisions generally applicable to such Common Stock.

The Exercise Price and the number of Warrant Shares for which this Warrant is exercisable shall be subject to adjustment as provided pursuant to Section 6.1 of the Warrant Agreement.

Upon due presentment for registration of transfer or exchange of this Warrant Certificate at the stock transfer division of the Warrant Agent, the Company shall execute, and the Warrant Agent shall countersign and deliver, as provided in Section 2.2 of the Warrant Agreement, in the name of the designated transferee one or more new Warrant Certificates of any authorized denomination evidencing in the aggregate a like number of unexercised Warrants, subject to the limitations provided in the Warrant Agreement.

Neither this Warrant Certificate nor the Warrants evidenced hereby shall entitle the holder hereof or thereof to any of the rights of a holder of the Common Stock, including, without limitation, the right to receive dividends, if any, or payments upon the liquidation, dissolution or winding up of the Company or to exercise voting rights, if any.

The Warrant Agreement and this Warrant Certificate may be amended as provided in the Warrant Agreement including, under certain circumstances described therein, without the consent of the holder of this Warrant Certificate or the Warrants evidenced thereby, subject to certain exceptions as set forth in Article 16 of the Warrant Agreement.

THIS WARRANT CERTIFICATE AND ALL RIGHTS HEREUNDER AND UNDER THE WARRANT AGREEMENT SHALL BE GOVERNED BY AND INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS FORMED AND TO BE PERFORMED ENTIRELY WITHIN THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW PROVISIONS THEREOF TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

This Warrant Certificate shall not be entitled to any benefit under the Warrant Agreement or be valid or obligatory for any purpose, and no Warrant evidenced hereby may be exercised, unless this Warrant Certificate has been countersigned by the manual signature of the Warrant Agent.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated as of

DANAOS CORPORATION

By:
Name:
Title:

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC,
as Warrant Agent

By:
Name:
Title:

FORM OF NOTICE OF EXERCISE

To: Danaos Corporation

The undersigned hereby irrevocably elects to exercise                                      Warrants to acquire shares of  Common Stock, par value $0.01 per share, of DANAOS CORPORATION (the “ Warrant Shares”), on the terms and conditions specified in the Warrant Certificate and the Warrant Agreement therein referred to, surrenders this Warrant Certificate and all right, title and interest therein to DANAOS CORPORATION and directs that the shares of  Common Stock deliverable upon the exercise of such Warrants be registered or placed in the name and at the address specified below and delivered thereto.

The undersigned elects to hold Warrant Shares through:

If through the Depository Trust Company, whose nominee is Cede & Co.:

Name of Direct Participant in the Depositary:
Address:
Telephone:
Fax:
Social Security or Other Identification Number:
Account from which Warrant Share are Being Delivered:
Depositary Account No.:
Contact Name, Address and Telephone:

If through the American Stock Transfer & Trust Company in book-entry form:

Name of Registered Holder:
Address:
Telephone:
Fax:
Social Security or Other Identification Number:
Contact Name, Address and Telephone:

If in definitive form:

Name of Registered Holder:
Address:
Telephone:
Fax:
Social Security or Other Identification Number:
Contact Name, Address and Telephone:

Signature:

Signature guaranteed by (if a guarantee is required):

EXHIBIT B

WARRANTHOLDERS

Name of Holder	Number of Warrants Held(1)
The Royal Bank of Scotland plc	4,039,395
HSH Nordbank AG	3,711,417
Credit Suisse International	1,946,851
Emporiki Bank of Greece S.A.	1,157,876
Deutsche Bank Aktiengesellschaft	1,013,134
ABN AMRO Bank N.V.	745,193
Deutsche Schiffsbank Aktiengesellschaft	709,595
Uberior Trading Limited	513,091
Citibank N.A. London Branch	333,707
Piraeus Bank S.A.	405,236
National Bank of Greece S.A.	232,102
EFG Eurobank Ergasias S.A.	77,009
Commerzbank AG, Filiale Luxembourg	74,870
Aegean Baltic Bank S.A.	40,524

(1)  Includes all Warrants either issued or to be issued. See Exhibit C for Holder requesting a deferral of issuance.

EXHIBIT C

WARRANTHOLDER DEFERRING ISSUANCE

Name	Number of Warrants Deferred

Commerzbank AG, Filiale Luxembourg	74,870

FORM OF WARRANT TRANSFER

For value received, the undersigned hereby sells, assigns and transfers              (    ) Warrants to purchase shares of common stock, par value $0.01 per share, of Danaos Corporation  (the “Company”) unto                                     pursuant to the attached Warrant Certificate and does hereby irrevocably constitute and appoint                          attorney to transfer the Warrants, or such portion as is transferred hereby, on the books of the Company with full power of substitution in the premises. The undersigned requests said attorney to issue to the transferee a Warrant Certificate evidencing such transfer and to issue to the undersigned a new Warrant Certificate evidencing Warrants for the balance not so transferred, if any.

Date:                 ,

(1)
(Signature of Owner)

(Street Address)

(City) (State) (Zip Code)

Signature Guaranteed by:

Name in which new Warrant(s) should be registered:

(Name)

(Street Address)

(City) (State) (Zip Code)

(social security or identifying number)

(1)          The signature must correspond with the name as written upon the face of the Warrant Certificate in every particular, without alteration or enlargement or any change whatever, and must be guaranteed by a national bank or trust company or by a member firm of any national securities exchange.